UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND
SMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2008
Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission File Number 1-05492
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Nashua Corporation Employees’ Savings Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Nashua Corporation
11 Trafalgar Square, Suite 201
Nashua, New Hampshire 03063

Audited Financial Statements and
supplemental schedule
Nashua Corporation Employees’ Savings Plan
Years Ended December 31, 2008 and 2007

Nashua Corporation Employees’ Savings Plan
Audited Financial Statements and Supplemental Schedule
Years Ended December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm
To the Plan Administrator and Participants
Nashua Corporation Employees’ Savings Plan
We have audited the accompanying consolidated balance sheets of Nashua Corporation Employees’ Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net asses available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.
Boston, Massachusetts
June 19, 2009

Nashua Corporation Employees’ Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2008	2007

Assets
Investments, at fair value	$47,810,021	$72,607,468
Interest-bearing cash	113,939	6,991

Total investments	47,923,960	72,614,459

Receivables:
Employer’s contribution	36,187	11,011

Net assets available for benefits at fair value	47,960,147	72,625,470

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	650,483	138,109

Net assets available for benefits	$48,610,630	$72,763,579

See accompanying notes.

Nashua Corporation Employees’ Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2008	2007

Additions - net of investment loss
Interest and dividends	$2,137,117	$4,869,118
Net (depreciation) appreciation in fair value of investments	(22,597,143)	3,106,051

	(20,460,026)	7,975,169

Contributions:
Participants	2,274,205	2,266,837
Employer	853,047	831,077
Rollovers	43,676	82,841

	3,170,928	3,180,755

Total additions — net of investment loss	(17,289,098)	11,155,924

Deductions
Benefits paid	6,848,289	11,292,520
Administrative expenses	15,562	17,874

Total deductions	6,863,851	11,310,394

Net decrease	(24,152,949)	(154,470)

Net assets available for benefits at beginning of year	72,763,579	72,918,049

Net assets available for benefits at end of year	$48,610,630	$72,763,579

See accompanying notes.

Nashua Corporation Employees’ Savings Plan
Notes to Financial Statements
December 31, 2008
1. Description of Plan
The following description of the Nashua Corporation Employees’ Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description and Plan agreement for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering eligible employees, as defined in the Plan, of Nashua Corporation (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions and Funding
Each year, participants may contribute from 1% up to 100% of pretax annual compensation, as defined in the Plan and subject to Internal Revenue Service limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.
The Plan was amended to change the employer contribution from 50% of the first 6% of base compensation that a participant contributes to 50% of the first 7% of base compensation that a participant contributes to the Plan, excluding employees under collective bargaining agreements in New Hampshire. This change was effective January 1, 2006 for employees under collective bargaining agreements in Nebraska. This change was effective April 1, 2006 for all other employees. The change was effective August 26, 2006 for members of the United Steel Workers in New Hampshire and May 15, 2007 for members of the International Brotherhood of Electrical Workers in New Hampshire.
The Plan also provides that eligible employees may receive a profit sharing contribution. Such amount, if any, is determined by management and approved by the Board of Directors. For both the years ended December 31, 2008 and 2007, there were no profit sharing contributions.

Nashua Corporation Employees’ Savings Plan
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Upon enrollment, participants can direct their contributions and the Company’s matching contributions into any of the Plan’s fund options. Participants may change their investment options daily.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, allocations of the Company’s contributions, plan earnings, and expenses, as applicable. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in all contributions, plus actual earnings thereon.
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000, or 50%, of their vested account balance. Loan terms range from one year to five years, or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account, and bear interest at a fixed rate commensurate with local prevailing rates, as determined quarterly by the plan administrator. Principal and interest is paid ratably through payroll deductions.
Payment of Benefits
On termination of service, death, disability, or retirement, a participant may receive a lump-sum amount equal to the vested value of his or her account, or elect to receive other optional forms of payment as described in the Plan document.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time, and to terminate the Plan subject to the provisions of ERISA.

Nashua Corporation Employees’ Savings Plan
Notes to Financial Statements (continued)
2. Summary of Accounting Policies
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.
Investment Valuation and Income Recognition
Investments are valued at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. The fair value of participation units owned by the Plan in the common/collective trust (Fidelity Managed Income Portfolio) is based upon the fair value of the underlying investments. The participant loans are valued at their outstanding balances, which approximate fair value.
Investments in the Company stock fund are measured in units of participation, and include shares of Company stock, short-term investments, and, at times, receivables and payables arising from unsettled stock trades. The trustee determines a daily net asset value (NAV) for each unit.
The Fidelity Managed Income Portfolio invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value (Note 4); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Administrative Expenses
Substantially all expenses of the Plan are paid by the Company. Certain expenses related to participant loans are paid by the Plan through a reduction of participant accounts.

Nashua Corporation Employees’ Savings Plan
Notes to Financial Statements (continued)
2. Summary of Accounting Policies (continued)
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
New Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. This standard clarifies the definition of fair value, for financial reporting, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Additionally, in October 2008, the FASB issued FASB Staff Position (FSP) 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active. FSP 157-3 clarifies the application of SFAS No. 157 in markets that are not active, and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for an asset is not active. The guidance in FSP 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. The Plan adopted SFAS No. 157 effective January 1, 2008.
In April 2009, the FASB issued FSP 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4). FSP 157-4 supersedes FSP 157-3, and amends SFAS No. 157 to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. FSP 157-4 also provides additional guidance on circumstances that may indicate that a transaction is not orderly, and on defining major categories of debt and equity securities in meeting the disclosure requirements of SFAS No. 157. FSP 157-4 is effective for reporting periods ending after June 15, 2009. Plan management is currently evaluating the effect that the provisions of FSP 157-4 will have on the Plan’s financial statements.

Nashua Corporation Employees’ Savings Plan
Notes to Financial Statements (continued)
3. Investments
During 2008 and 2007, the Plan’s investments (including investments purchased, sold, and held during the year) (depreciated) appreciated in fair value as determined by quoted market prices as follows:

	Net (Depreciation)
	Appreciation in Fair
	Value of Investments
	2008	2007

Shares of common stock	$(669,005)	$368,839
Shares of mutual funds	(21,928,138)	2,737,212

Net (depreciation) appreciation in fair value of investments	$(22,597,143)	$3,106,051

Investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31
	2008	2007

Fidelity Managed Income Portfolio (contract value) **	$12,709,418	$12,846,505
Fidelity Contrafund	4,818,101	7,929,152
Fidelity Growth Company Fund	4,176,707	7,476,731
Fidelity Freedom 2010 Fund	3,971,460	6,225,636
Fidelity Magellan Fund	3,270,086	7,598,431
Fidelity US Bond Index	2,693,526	*
Fidelity Equity-Income Fund	*	4,476,638
Morgan Stanley Institutional Fund, Inc. — Emerging Markets Portfolio	*	3,761,674

*	Investment is less than 5% threshold.

**	The fair value of the Plan’s investment in the Fidelity Managed Income Portfolio was $12,058,935 and $12,708,396 at December 31, 2008 and 2007, respectively.

Nashua Corporation Employees’ Savings Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements
SFAS No. 157 provides a framework for measuring fair value, and requires expanded disclosures regarding fair value measurements. SFAS No. 157 defines fair value as the price that would be received for an asset or the exit price that would be paid to transfer a liability in an orderly transaction between market participants on the measurement date. SFAS No. 157 also established a fair value hierarchy which requires an entity to maximize the use of observable inputs, where available. The following summarizes the three levels of inputs required by the standard that we use to measure fair value:
Level 1:	Quoted prices in active markets for identical assets or liabilities.

Level 2:	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities.

Level 3:	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the valuation methodologies used as of December 31, 2008 and 2007, and for the years then ended.

Common stocks, corporate bonds, and U.S. government securities	—	Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds	—	Valued at the NAV of shares held by the plan at year end.

Participant loans	—	Valued at amortized cost, which approximates fair value.

Common/collective trust	—	Valued at the NAV provided by Fidelity. The NAV is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

Nashua Corporation Employees’ Savings Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
The methods described above may produce a fair value calculation that may not be indicative of net realizable value, or reflective of future fair values. Furthermore, while we believe our valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth, by fair value hierarchy level, the Plan’s assets at fair value as of December 31, 2008:
Assets at fair value as of December 31, 2008

	Level 1	Level 2	Level 3	Total

Cash	$113,939	$—	$—	$113,939
Mutual funds	32,987,115	—	—	32,987,115
Common stocks	825,776	—	—	825,776
Common/collective trust	—	12,058,935	—	12,058,935
Participant loans	—	—	1,938,195	1,938,195

Total assets at fair value	$33,926,830	$12,058,935	$1,938,195	$47,923,960

The following table sets forth information summarizing the changes in fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

Participant
Loans
Beginning balance	$2,064,958
Issuances and settlements (net)	(126,763)

Ending balance	$1,938,195

Nashua Corporation Employees’ Savings Plan
Notes to Financial Statements (continued)
5. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, liquidity, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
6. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service, dated April 15, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination letter by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified, and the related trust is tax exempt.
7. Related Party Transactions
The Plan holds units of common/collective trust funds managed by Fidelity Management Trust Company, the trustee of the Plan. The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

Nashua Corporation Employees’ Savings Plan
Notes to Financial Statements (continued)
8. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of the net assets available for plan benefits per the financial statements to Form 5500 as of December 31, 2008 and 2007:

	2008	2007

Net assets available for plan benefits per financial statements	$48,610,630	$72,763,579
Less: adjustments from fair value to contract value for fully benefit-responsive investment contracts	650,483	138,109
Less: employer’s contribution receivable	36,187	11,011

Net assets available for plan benefits per Form 5500	$47,923,960	$72,614,459

9. Subsequent Event
On December 31, 2008, the Company announced the suspension of future employer contributions for all employees, excluding those under a collective bargaining agreement.

Supplemental Schedule

Nashua Corporation Employees’ Savings Plan
EIN: 02-0170100 Plan Number: 010
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2008

Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

Fidelity Management Trust Company:

	Common/Collective Trust
	*Managed Income Portfolio, 12,709,418 shares	$12,058,935

	Mutual Funds
	*Contrafund, 106,454 shares	4,818,101
	*Growth Company Fund, 85,309 shares	4,176,707
	*Freedom 2010 Fund, 383,346 shares	3,971,460
	*Magellan Fund, 71,306 shares	3,270,086
	*U.S. Bond Index Fund, 249,632 shares	2,693,526
	*Equity-Income Fund, 69,906 shares	2,157,995
	*Freedom 2020 Fund, 160,238 shares	1,610,391
	Goldman Sachs Mid Cap Value Fund, 72,479 shares	1,609,026
	*Diversified International Fund, 73,909 shares	1,589,790
	*Spartan U.S. Equity Index Fund, 43,220 shares	1,378,728
	Morgan Stanley Institutional Fund, Inc. — Emerging Markets Portfolio, 94,829 shares	1,307,685
	*Freedom 2030 Fund, 87,269 shares	851,744
	*Capital and Income Fund, 153,888 shares	840,226
	Rice Hall James Micro Cap Fund, 78,886 shares	819,624
	*Freedom 2015 Fund, 32,625 shares	279,272
	*Freedom 2040 Fund, 49,679 shares	277,704
	*Spartan International Index Fund, 9,660 shares	258,319
	*Freedom Income Fund, 25,358 shares	242,420
	*Freedom 2000 Fund, 10,841 shares	108,956
	Hartford SMCO HLS IA, 9,120 shares	100,415
	*Freedom 2025 Fund, 10,811 shares	88,971
	*Spartan Extended Market Index Fund, 3,572 shares	80,551
	*Freedom 2045 Fund, 3,029 shares	19,933
	*Freedom 2050 Fund, 3,055 shares	19,738
	*Freedom 2035 Fund, 911 shares	7,316
	*Freedom 2005 Fund, 440 shares	3,692

	Brokerage Account
	Common stock	103,712
	Mutual funds	404,739
	Cash	55,890

		45,205,652

Nashua Corporation Employees’ Savings Plan
EIN: 02-0170100 Plan Number: 010
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year) (continued)

Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

Common Stock Fund
* Nashua Corporation	Nashua Corporation Common Stock, 137,536 shares	$722,064
Interest-Bearing Cash	Cash	58,049

		780,113

* Participant Loans	5.00% to 11.50%	1,938,195

		$47,923,960

*	Indicates a party-in-interest to the Plan.
     Note: Cost information is not included because all investments are participant directed.

SIGNATURES
NASHUA CORPORATION EMPLOYEES’ SAVINGS PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee of the Nashua Corporation Employees’ Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NASHUA CORPORATION EMPLOYEES’ SAVINGS PLAN
Date: June 24, 2009	By	/s/ John L. Patenaude
John L. Patenaude
Vice President-Finance, Chief Financial Officer and Treasurer